FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40930

SVRN, INC.

(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

OCEANPAL INC.

(Former name, changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 27, 2026 of SVRN, Inc. (the "Company"), announcing that the Company's legal name has changed from OceanPal Inc. to SVRN, Inc., effective upon the filing of an amendment to the Company’s Amended and Restated Articles of Incorporation, filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 27, 2026, attached to this Report on Form 6-K as Exhibit 3.1.

The information contained in this Report on Form 6-K, excluding commentary from Salvatore Ternullo, Chief Executive Officer of the Company, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023, and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SVRN, INC.
(registrant)

Dated: August 27, 2026	By:	/s/ Salvatore Ternullo
Salvatore Ternullo
Co-Chief Executive Officer